FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For period ending 08 March 2017

GlaxoSmithKline plc

(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes      No x

GlaxoSmithKline plc (the 'Company')

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr M M Slaoui
b)	Position/status	Chairman, Global Vaccines
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	GlaxoSmithKline plc American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction
An increase of 28 ADSs following the notional allocation of ADSs on 7 March 2017, at a price of $41.44 per ADS, as a result of the revaluation of the cash element of the notional investment held within the GSK 401(K) plan.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$41.44	28

d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2017-03-07
f)	Place of the transaction	n/a

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Dr K Slaoui
b)	Position/status	PCA of Dr M M Slaoui (Chairman, Global Vaccines)
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	GlaxoSmithKline plc American Depositary Shares ('ADSs') ISIN: US37733W1053
b)	Nature of the transaction
An increase of 10 ADSs following the notional allocation of ADSs on 7 March 2017, at a price of $41.44 per ADS, as a result of the revaluation of the cash element of the notional investment held within the GSK 401(K) plan.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		$41.44	10

d)	Aggregated information Aggregated volume Price	n/a (single transaction)
e)	Date of the transaction	2017-03-07
f)	Place of the transaction	n/a

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 08, 2017

By: VICTORIA WHYTE

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc